Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, May 22, 2025.

To the Comisión Nacional de Valores (Argentine National Commission)

Ref.: Relevant Information

To whom it may concern,
I am writing to inform you that, as of today, the Argentine Central Bank has issued Resolution “RESOL-2025-122-E-GDEBCRA-SDD#BCRA”, by which it authorizes Banco de Galicia y Buenos Aires S.A.U., pursuant to Article 7 of the Financial Institutions Law, to merge by absorption, in its capacity as the absorbing entity, with Banco GGAL S.A., in accordance with the terms set forth in the “Preliminary Commitment for Spin-Off-Merger and Merger by Absorption”. The merger must be completed within 180 (one hundred eighty) days from the date hereof.
As a result, the entities are carrying out the necessary procedures to register the merger with the corporate regulatory authority.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
    Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com